1933 Act Registration No. 811-07414
                       1940 Act Registration No. 033-56546

        ----------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20546

                                    FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                 [X]
Pre-Effective Amendment No.                                             [  ]
Post-Effective Amendment No.                                            [ 8]
and
REGISTRATION STATEMENT UNDER
THE INVESTMENT COMPANY ACT OF 1940                                      [X]
Amendment No.                                                           [13]

                  THE SANTA BARBARA GROUP OF MUTUAL FUNDS, INC.
               (Exact name of registrant as specified in Charter)

                      107 South Fair Oaks, Blvd., Suite 315
                           Pasadena, California 91105
              (Address of Principle Executive Offices and Zip Code)

                                  626-844-1441
               (Registrant's Telephone Number including Area Code)

                                Terence P. Smith
                           Declaration Service Company
                           555 North Lane, Suite 6160
                             Conshohocken, PA 19428
                     (Name and Address of Agent for Service)

                     Please send copy of communications to:
                             DAVID D. JONES, ESQUIRE
                           David Jones & Assoc., P.C.
                           4747 Research Forest Drive,
                                Suite 180, # 303
                             The Woodlands, TX 77381
                                  281-367-8409
                                  ------------

Approximate Date of Proposed Public Offering:
--------------------------------------------
As soon as practicable  following effective date.

It is proposed that this filing will become effective (check appropriate box):
/X/ immediately  upon filing pursuant to paragraph (b)
/ / on (date) pursuant to paragraph (b)
/ / 60 days after filing pursuant to paragraph (a)(1)
/ / on (date) pursuant to paragraph (a)(3)
/ / 75 days after filing pursuant to paragraph (a)(2)
/ / on (date) pursuant to paragraph (a)(2) of rule 485

If appropriate, check the following box:

/ / this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Registrant declares hereby that an indefinite number or amount of its securities has been registered by this Registration Statement. Registrant filed a Rule 24f-2 Notice for its fiscal year ended March 31, 2000, on June 7, 2000.

TOTAL NUMBER OF PAGES 41
EXHIBIT INDEX BEGINS
ON PAGE               _____

                             THE BENDER GROWTH FUND
                                  (the "Fund")

                              A SEPARATE SERIES OF

                  The Santa Barbara Group of Mutual Funds, Inc.
                                 (the "Company")
                      107 South Fair Oaks Blvd., Suite 315
                           Pasadena, California 91105
                                 1-800-723-8637

                                   PROSPECTUS

                                      DATED
                                 AUGUST 1, 2000

The Fund's investment objective is to achieve capital growth by primarily investing in equity securities that are leaders or potential leaders in rapidly growing and economically sensitive sectors of the economy.

The Fund offers three different classes of shares so that you may choose the class that best suits your investing needs. Each class differs as to sales charges and ongoing fees, but all share classes are invested in the same portfolio of securities.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIME.
--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

THE BASICS ABOUT THE FUND                                                      3
                         -----------------------------------------------------
FEES AND EXPENSES                                                              4
                 -------------------------------------------------------------
ADDITIONAL INFORMATION ABOUT RISKS                                             6
                                  --------------------------------------------
ADDITIONAL INVESTMENT INFORMATION                                              6
                                 ---------------------------------------------
INVESTMENT ADVISORY SERVICES                                                   7
                            --------------------------------------------------
HOW TO BUY AND SELL SHARES                                                     8
                               -----------------------------------------------
DIVIDENDS AND DISTRIBUTIONS                                                   14
                               -----------------------------------------------
PRINCIPAL UNDERWRITER                                                         14
                     ---------------------------------------------------------
TAX CONSIDERATIONS                                                            14
                  ------------------------------------------------------------
GENERAL INFORMATION                                                           15
                   -----------------------------------------------------------
FINANCIAL HIGHLIGHTS                                                          16
                    ----------------------------------------------------------
FOR MORE INFORMATION                                                          18
                    ----------------------------------------------------------

================================================================================

                            THE BASICS ABOUT THE FUND

--------------------------------------------------------------------------------

The Fund's          long-term  growth  of  capital.  Current  income  is  not  a
Investment          significant  investment  consideration  and any such  income
Objective is:       realized  will  be  considered   incidental  to  the  Fund's
                    investment objective.
--------------------------------------------------------------------------------

The Fund's          o    normally  investing  at least 80% of the  Fund's  total
Principal                assets in US common stocks;
Investment          o    investing in common stocks of companies  without regard
Strategies are:          to market capitalizations;
                    o    investing  its  assets  in a  limited  number of equity
                         securities  of  companies   which  the  Fund's  Advisor
                         believes show a high probability for superior growth;
                    o    utilizing  a  proprietary  research  system to identify
                         sensitive  sectors of the  economy,  then  investing in
                         companies within those sectors that have some or all of
                         the following characteristics:
                         o    a  higher  than  average  annual  rate of earnings
                              growth on a sustained basis.
                         o    a  demonstrated  potential  for future higher than
                              average annual rate of earnings growth.
                    o    investing in companies that have a demonstrated history
                         of  long-term  financial  stability,  including  strong
                         management   history,   improving   operating  margins,
                         pricing flexibility,  higher rates of return on equity,
                         and positive cash flow.
--------------------------------------------------------------------------------

The Principal       o    GENERAL  RISK- There is no assurance  that the Fund can
Risks of                 achieve its investment objective, since all investments
Investing in             are inherently subject to market risk. As a result, you
the Fund are:            may  lose  money by  investing  in the  Fund.  The Fund
                         generally is  appropriate  for long-term  investors who
                         understand the potential risks and rewards of investing
                         in common stocks.  When you sell your Fund shares, they
                         may be worth less than what you paid for them,  because
                         the  value of the  Fund's  investments  will  vary from
                         day-to-day,  reflecting  changes in market  conditions,
                         interest  rates  and  other  company,   political,  and
                         economic news.
                    o    STOCK  MARKET  RISK- The Fund may suffer  losses due to
                         declines in the prices of the common stocks held by the
                         Fund.  The Fund invests  primarily in common stock,  so
                         the Fund will be subject to the risks  associated  with
                         common  stocks,  including  price  volatility  and  the
                         creditworthiness  of the  issuing  company.  The  stock
                         market trades in cyclical price  patterns,  with prices
                         generally  rising or falling over time.  These cyclical
                         periods may last for significant periods.
                    o    SMALL-CAP  COMPANY  RISK- The Fund invests in companies
                         that are considered to be smaller  companies (less than
                         $3 billion in total market  capitalization).  Small-Cap
                         companies  can  be  riskier   investments  than  larger
                         capitalized  companies due to their lack of experience,
                         product  diversification,  cash  reserves  and  lack of
                         management depth. Further, Small-Cap company stocks can
                         be much more  volatile  than larger  companies  because
                         changes  in  the  economic  climate  can  have  a  more
                         pronounced effect on smaller companies.
                    o    GROWTH RISKS- The Fund invests in companies that appear
                         to  be   growth-oriented   companies.   If  the  Fund's
                         perceptions of a company's  growth potential are wrong,
                         the  securities  purchased may not perform as expected,
                         reducing the Fund's return.
--------------------------------------------------------------------------------

HOW HAS THE FUND PERFORMED IN THE PAST?

THE BAR CHART AND TABLE SET OUT BELOW HELP SHOW THE RETURNS AND RISKS OF INVESTING IN CLASS Y SHARES OF THE FUND. THEY SHOW CHANGES IN THE YEARLY PERFORMANCE OF THE FUND'S CLASS Y SHARES OVER THE LIFETIME OF THE FUND. THEY ALSO COMPARE THE PERFORMANCE OF THE FUND'S CLASS Y SHARES TO THE PERFORMANCE OF THE S&P 500 COMPOSITE INDEX** DURING EACH PERIOD. YOU SHOULD BE AWARE THAT THE FUND'S PAST PERFORMANCE MAY NOT BE AN INDICATION OF HOW THE FUND WILL PERFORM IN THE FUTURE.

PERFORMANCE  BAR CHART FOR CLASS Y SHARES FOR CALENDAR  YEARS ENDING ON DECEMBER
31

[GRAPHIC OMITTED]

1997       21.70%
1998       34.74%
1999      143.47%

============================================================
Performance Table
Average Annual Total Returns (Class Y Shares)
---------------------------------------------
(For Periods ending on December 31, 1999)

                The Fund                S&P 500 Index**
                ---------------------------------------
One Year         143.47%                    21.04%
Inception         56.52%                    26.28%
(12/10/96)
============================================================

For the Period 1/1/00 through 6/30/00, the Fund's annualized total return for its Class Y Shares was 32.74%
============================================================

Best Quarter:        4th  Qtr   1999     73.66%
Worst Quarter:       1st  Qtr   1997    -16.65%

                                FEES AND EXPENSES

THIS TABLE DESCRIBES THE FEES AND EXPENSES YOU MAY PAY IF YOU BUY AND HOLD SHARES OF THE FUND.
--------------------------------------------------------------------------------
              SHAREHOLDER FEES:
              -----------------
   (fees paid directly from your investment)       CLASS A    CLASS C    CLASS Y
--------------------------------------------------------------------------------

MAXIMUM SALES CHARGE (LOAD) IMPOSED ON PURCHASES
(As a percentage of offering price)                 5.75%      None       None
--------------------------------------------------------------------------------

MAXIMUM DEFERRED SALES CHARGE (LOAD)
(As a percentage of redemption proceeds)            None      1.00%(1)    None
--------------------------------------------------------------------------------

(1) Investments in Class C shares are not subject to an initial sales charge; however, a contingent deferred sales charge of 1% is imposed in the event of certain redemption transactions within one year.

--------------------------------------------------------------------------------
      ANNUAL FUND OPERATING EXPENSES (1)
      ----------------------------------
(expenses that are deducted from Fund assets)    CLASS A     CLASS C     CLASS Y
--------------------------------------------------------------------------------

MANAGEMENT FEES  (2)                               1.60        2.05        1.96
--------------------------------------------------------------------------------

DISTRIBUTION & SERVICING (12b-1) FEES  (3)         0.25        1.00        0.25
--------------------------------------------------------------------------------

OTHER EXPENSES                                     0.01        0.01        0.01
--------------------------------------------------------------------------------

TOTAL ANNUAL FUND OPERATING EXPENSES
(before expense reimbursements)                    1.86        3.09        2.22
--------------------------------------------------------------------------------

TOTAL ANNUAL FUND OPERATING EXPENSES
(after expense reimbursements)                     1.85        2.98        2.13
--------------------------------------------------------------------------------

1. Annual Operating Expenses as shown in the table reflect the actual operating expenses incurred for each share Class for the Fund's fiscal year ending March 31, 2000.
2. Management fees include separate fees for investment advisory services and for administrative and other services. Both fees are paid to the Fund Manager. For Administrative Services rendered to the Fund by the Fund Manager, the Fund pays the Fund Manager the following fees: 1.10% annually on Class A shares; 2.00% annually on Class Y shares up to $2.5 million, then 1.10% annually on amounts above $2.5 million; and 2.00% annually on Class C shares up to $7.5 million, then 1.10% annually on amounts above $7.5 million.
3. Because 12b-1 fees are paid out of the assets of the Fund on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

EXAMPLE: THIS EXAMPLE IS INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THE FUND WITH THE COST OF INVESTING IN OTHER MUTUAL FUNDS.

THE EXAMPLE ASSUMES THAT YOU INVEST $10,000 IN THE FUND FOR THE TIME PERIODS INDICATED AND THEN REDEEM ALL YOUR SHARES AT THE END OF THOSE PERIODS. THE EXAMPLE ALSO ASSUMES THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR AND THAT THE FUND'S OPERATING EXPENSES REMAIN THE SAME. ALTHOUGH YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS YOUR COSTS WOULD BE:

                                1 YEAR       3 YEARS       5 YEARS      10 YEARS
                                ------       -------       -------      --------
CLASS A                         $  752        $1,125        $1,522        $2,629
CLASS C                         $  402        $  925        $1,573        $3,311
CLASS Y                         $  217        $  669        $1,148        $2,473

A MAXIMUM SALES CHARGE OF 5.75% IS INCLUDED IN THE CLASS A SHARE EXPENSE CALCULATIONS, AND A CONTINGENT DEFERRED SALES CHARGE OF 1.00% IS INCLUDED IN THE ONE-YEAR FEES FOR CLASS C SHARES.

IF YOU DID NOT REDEEM YOUR SHARES, YOUR COSTS WOULD BE:

                                1 Year       3 Years       5 Years      10 Years
                                ------       -------       -------      --------
CLASS A                         $  752        $1,125        $1,522        $2,629
CLASS C                         $  302        $  925        $1,573        $3,311
CLASS Y                         $  217        $  669        $1,148        $2,473

A MAXIMUM SALES CHARGE OF 5.75% IS INCLUDED IN THE CLASS A SHARE EXPENSE CALCULATIONS.

                       ADDITIONAL INFORMATION ABOUT RISKS

The principal risks of investing in the Fund are summarized in the "Basics About The Fund" Section of this Prospectus. What follows is additional information you may wish to know concerning the risks of investing in the Fund.

Convertible Security Risk. The Fund is allowed to invest in convertible securities. Securities that can convert into common stock , such as convertible preferred stocks, convertible debentures or warrants are often riskier investments than the stock into which they convert. The main risk of these types of securities is credit risk, which is the risk of loss due to the creditworthiness of the issuer.

Foreign Security Risk. The Fund may invest in foreign securities, but will not invest in "emerging market" countries. Investments in foreign securities may involve greater risks compared to domestic investments. Foreign companies are not subject to the regulatory requirements of U.S. companies and, as a result, there may be less publicly available information about issuers than is available in the reports and ratings published about companies in the U.S. Additionally, foreign companies are not subject to uniform accounting, auditing and financial reporting standards. Dividends and interest on foreign securities may be subject to foreign withholding taxes. Such taxes may reduce the net return to shareholders. Although the Fund intends to invest in securities of foreign issuers domiciled in nations which the Investment Adviser considers as having stable and friendly governments, there is the possibility of expropriation, confiscation, taxation, currency blockage or political or social instability which could affect investments of foreign issuers domiciled in such nations. Further, there is the risk of loss due to fluctuations in the value of a foreign corporation's currency relative to the U.S. dollar.

Debt Securities. The Fund invests its excess cash in United States Government bonds, bills, and notes, corporate debt securities and money market instruments. Each of these types of securities are debt instruments. The primary risks of debt instruments are interest rate risk and credit risk. As interest rates generally rise, the value of debt instruments generally falls. The longer a debt instrument has until it matures, the more severely its price will change when interest rates change. Also, the value of a debt instrument can change due to a change in the creditworthiness of the issuer. The less creditworthy the issuer, the less desirable the security, and the lower its value.

Temporary Defensive Positions- Under abnormal market or economic conditions, the Fund's Advisor may adopt a temporary defensive investment position in the market. When the Advisor assumes such a position, cash reserves may be a significant percentage (up to 100%) of the Fund's total net assets. During times when the Fund holds a significant portion of its net assets in cash, it will not be investing according to its investment objectives and the Fund's performance may be negatively affected as a result.

                        ADDITIONAL INVESTMENT INFORMATION

The principal investment strategies of the Fund are summarized in the "Basics About the Fund" Section of this Prospectus. What follows is additional information you may wish to know concerning the Fund's investing policies and limitations.

The Fund's Investment Adviser believes that investing in leading companies in economically sensitive sectors of the economy is the best way to achieve above-average long-term capital growth.

Under normal conditions, at least 80% of the Fund's total assets are invested in equity securities. Equity securities include common and preferred stocks and securities convertible into or exchangeable for common stock. Some of the companies in which the Fund invests are considered to be "Small-Cap" companies (less than $1 billion in market capitalization). The Fund does not normally invest in companies that carry large debt positions on their balance sheets.

In addition to investing in equity securities, the Fund is authorized to invest in securities of foreign companies that meet the Fund's investment objective, as well as high quality short-term fixed income securities.

                          INVESTMENT ADVISORY SERVICES

================================================================================
The Fund is managed by SBG Capital Management, Inc. (the "Fund Manager"). In order to maximize the Fund's growth potential, the Fund Manager has entered into a Sub-Advisory agreement with Robert Bender & Associates (the "Investment Adviser") to provide investment advice to the Fund and to manage the Fund's day-to-day investments. The Investment Adviser is responsible for choosing the Fund's investments, subject to the supervision of the Fund Manager.
================================================================================

Fund Manager
------------
SBG Capital Management, Inc., 107 South Fair Oaks Blvd., Suite 315, Pasadena, California 91105, (the "Fund Manager") serves as investment adviser to the Fund under a written agreement dated September 30, 1998. Fund Manager is an investment advisory firm whose principal business is providing investment advice and counseling to individuals, trusts and institutions. The Fund Manager has managed the Fund's day-to-day business affairs under the general supervision of the Fund's Board of Directors since the Fund's inception.

Under the terms of the investment advisory agreement, Fund Manager receives an annualized fee of 0.50%, paid monthly, on the average daily net assets of each share class of the Fund. For the Fund's fiscal year ending March 31, 2000, the Fund Manager received advisory fees under the agreement of $133,830 and reimbursed Fund expenses of $26,332.

The Fund Manager is controlled by Messrs. John P. Odell and Steven W. Arnold, both of whom also serve as Trustees to the Fund.

Investment Adviser
------------------
With the approval of the Fund's shareholders and Board of Directors, the Fund Manager has entered into a Sub-Advisory Agreement with Robert Bender & Associates, Inc., 525 Starlight Crest Drive, La Canada, California 91011, (the "Investment Adviser") to provide primary investment management services to the Fund. The Investment Adviser was founded in 1972 and was subsequently incorporated in 1978. As of December 31, 1999, the Investment Adviser managed over $700 million of assets for various institutional clients, including pension and profit sharing plans, foundations and companies, as well as high net worth individuals. The Investment Adviser has been providing primary investment services to the Fund since the Fund's inception. Robert L. Bender owns a controlling interest in the Investment Adviser and also serves as a Director of the Fund.

Portfolio Managers
------------------
Robert L. Bender--President. After earning a Masters in Business Administration from the University of California at Los Angeles, Mr. Bender began his investment career with Douglas Aircraft Co. as a member of the treasury staff. Between 1966 and 1970, Mr. Bender was a portfolio manager with Pennsylvania Life and the Shamrock Fund. His last position before founding the Investment Adviser was with BWA Inc. as portfolio manager from 1970 to 1972. In 1972, Mr. Bender formed his own capital management firm. He subsequently incorporated the Investment Adviser in 1978. Since that time, Mr. Bender has been the sole shareholder, president, and treasurer of the Investment Adviser.

Reed G. Bender--Vice President. Reed Bender joined Robert Bender & Associates in 1990 and currently is responsible for research as well as portfolio management. He is a 1990 graduate of the University of the Pacific.

                           HOW TO BUY AND SELL SHARES

Determination of Share Price
----------------------------
Shares of the Fund are offered at each share's public offering price ("POP"), which is net asset value ("NAV") plus any applicable sales charges. NAV per share is calculated by adding the value of Fund investments, cash and other assets, subtracting Fund liabilities, and then dividing the result by the number of shares outstanding. The Fund generally determines the total value of its shares by using market prices for the securities comprising its portfolio. Securities for which quotations are not available and any other assets are valued at a fair market value as determined in good faith by the Investment Adviser, subject to the review and supervision of the Board Of Directors. The Fund's per share NAV is computed on all days on which the New York Stock Exchange is open for business at the close of regular trading hours on the Exchange, currently 4:00 p.m. East Coast time.

Variable Pricing System
-----------------------
The Fund offers three classes of shares so that you can choose the class that best suits your investment needs. The main differences between each class are sales charges and ongoing fees. In choosing which class of shares to purchase, you should consider which will be most beneficial to you, given the amount of your purchase and the length of time you expect to hold the shares. All three classes of shares in any Fund represent interests in the same portfolio of investments in that Fund.

CLASS A SHARES.
Class A shares are offered at their public offering price, which is net asset value per share plus the applicable sales charge. The sales charge varies, depending on how much you invest. There are no sales charges on reinvested distributions. The following sales charges apply to your purchases of Class A shares of the Fund:

                                   SALES CHARGE     SALES CHARGE
                                     AS A % OF      AS A % OF NET       DEALER
         AMOUNT INVESTED          OFFERING PRICE   AMOUNT INVESTED   REALLOWANCE
         ---------------
           Under $25,000               5.75%            6.10%            5.00%
        25,000 to 49,999               5.25%            5.54%            4.50%
        50,000 to 99,999               4.75%            4.99%            4.00%
      100,000 to 249,999               3.75%            3.83%            3.00%
      250,000 to 499,999               2.50%            2.56%            2.00%
      500,000 to 999,999               2.00%            2.04%            1.60%
     1,000,000 and above               None             None           See Below

On investments of $1,000,000 or more (and subsequent investments in any amount) the Fund Manager may pay participating broker/dealers, from its own resources, a selling concession as follows:

Purchase Amount                  Payment to Broker/Dealer
---------------------------------------------------------
$1,000,000 to $1,999,999                  1.00%
$2,000,000 to $2,999,999                  0.80%
$3,000,000 and above                      0.50%

If you are a participant in a qualified employee retirement benefit plan with at least 100 eligible employees, you may purchase Class A shares without any sales charge. However, if you redeem your shares within one year of purchase, you will be charged a fee of 1.00% of the redemption proceeds. Broker/Dealers must also refund any concession paid from the Fund Manager for large purchases (greater than $1,000,000) if such purchases are redeemed within one year of purchase.

Declaration Distributors, Inc. ("DDI"), the Fund's principal underwriter, will pay the appropriate dealer concession to those selected dealers who have entered into an agreement with DDI to sell shares of the Funds. The dealer's concession may be changed from time to time. DDI may from time to time offer incentive compensation to dealers who sell shares of the Funds subject to sales charges, allowing such dealers to retain an additional portion of the sales load. A dealer who receives all of the sales load may be deemed to be an "underwriter" under the Securities Act of 1933, as amended.

CLASS C SHARES

Class C Shares are sold at net asset value without an initial sales charge. This means that 100% of your initial investment is placed into shares of the Fund. However, Class C shares pay an annual 12b-1 service fee of 0.25% of average daily net assets and an additional distribution fee of 0.75% per annum of average daily net assets.

In order to recover commissions paid to dealers on investments in Class C Shares, you will be charged a contingent deferred sales charge ("CDSC") of 1.00% of the value of your redemption if you redeem your shares within one year from the date of purchase. You will not be charged a CDSC on reinvested dividends or capital gains, amounts purchased more than one year prior to the redemption, and increases in the value of your shares.

CLASS Y SHARES

Class Y Shares are sold at net asset value without an initial sales charge. This means that 100% of your initial investment is placed into shares of the Fund. Class Y shares pay an annual 12b-1 service fee of 0.25% of average daily net assets. These shares are only available to institutional investors, directors, officers and employees of the Fund, Fund Manager, Investment Adviser and Principal Underwriter, and private advisory clients of the Fund Manager and Investment Adviser.

Factors to Consider When Choosing a Share Class
-----------------------------------------------
When deciding which class of shares to purchase, you should consider your investment goals, present and future amounts you may invest in the Fund, and the length of time you intend to hold your shares. You should consider, given the length of time you may hold your shares, whether the ongoing expenses of Class C shares will be greater than the front-end sales charge of Class A shares and to what extent such differences may be offset by the lower ongoing expenses on Class A shares. To help you make a determination as to which class of shares to buy, please refer back to the examples of the Fund's expenses over time in the "FEES AND EXPENSES" Section of this Prospectus.

DISTRIBUTION FEES

The Fund has adopted Distribution Plans (the "12B-1 Plans") for each share class, pursuant to which the Fund pays the Fund Manager a monthly fee for shareholder servicing expenses of 0.25% per annum of the Fund's average daily net assets on all of its share classes, and a distribution fee of 0.75% per annum of the Fund's average daily net assets on its Class C shares. The Fund Manager may, in turn, pay such fees to third parties for eligible services provided by those parties to the Fund.

The 12B-1 Plans provide that the Fund may finance activities which are primarily intended to result in the sale of the Fund's shares. These services include, among other things, processing new shareholder account applications, preparing and transmitting to the Fund's Transfer Agent computer processable tapes of all transactions by customers, and serving as the primary source of information to customers in answering questions concerning the Fund and their transactions with the Fund.

Payments under the 12b-1 Plan are not tied exclusively to the distribution and/or shareholder servicing expenses actually incurred by the Fund Manager, and such payments may exceed the expenses actually incurred. The Fund's Board of Directors evaluates the Plan on a regular basis.

You should be aware that if you hold your shares for a substantial period of time, you may indirectly pay more than the economic equivalent of the maximum front-end sales charge allowed by the National Association of Securities Dealers due to the recurring nature of Distribution (12b-1) fees.

Minimum Investment Amounts
--------------------------
Payments for Fund shares should be in U.S. dollars, and in order to avoid fees and delays, should be drawn on a U.S. bank. Please remember that Fund management reserves the right to reject any purchase order for Fund shares if, in the Fund's opinion, such an order would cause a material detriment to existing shareholders. Your purchase of Fund shares is subject to the following minimum investment amounts:

MINIMUM                MINIMUM
INVESTMENT             SUBSEQUENT
TO OPEN ACCOUNT        INVESTMENTS
----------------------------------
Regular  $2,500        $1,000
IRAs     $1,000        $  100

FOR AUTOMATIC INVESTMENT PLAN PARTICIPANTS

MINIMUM                MINIMUM
INVESTMENT             SUBSEQUENT
TO OPEN ACCOUNT        INVESTMENTS
----------------------------------
Regular  $2,500        $100 per month mum
IRAs     $1,000        $100 per month

Opening and Adding To Your Account
----------------------------------
You can invest in the Fund by mail, wire transfer or through participating financial service professionals. After you have established your account and made your first purchase, you may also make subsequent purchases by telephone. You may also invest in the Fund through an automatic payment plan. Any questions you may have can be answered by calling the Trust at 1-800-723-8637.

Purchase By Mail
----------------
To make your initial investment in the Fund, simply complete the Account Application included with this Prospectus, make a check payable to the Fund and mail the Application and check to::

                             The Bender Growth Fund
                         c/o Declaration Service Company
                           555 North Lane, Suite 6160
                             Conshohocken, PA 19428.

To make subsequent purchases, simply make a check payable to the Fund and mail the check to the above-mentioned address. Be sure to note your Fund account number on the check.

Your purchase order, if accompanied by payment, will be processed upon receipt by Declaration Service Company (the "Transfer Agent"). If the Transfer Agent receives your order and payment by the close of regular trading on the NYSE (currently 4:00 p.m. Eastern time), your shares will be purchased at the Fund's POP calculated at the close of regular trading on that day. Otherwise, your shares will be purchased at the POP determined as of the close of regular trading on the next business day. If you do not indicate which share class you wish to purchase, Class A shares will be purchased for your account.

Wire Transfer Purchases
-----------------------
To make an initial purchase of shares by wire transfer, you need to take the following steps:

1. Fill out and mail or fax (# 610-832-1067) an Account Application to the Transfer Agent;
2.   Call 1-800-723-8637 to inform us that a wire is being sent;
3.   Obtain an account number from the Transfer Agent; and
4.   Ask your bank to wire funds to the account of:

                   United Missouri Bank, NA, ABA #: 101000695
                           Credit: Santa Barbara Group
                    of Mutual Funds, Inc., Acct. #:9870964236
                 For further credit to (Your Name and Account #)

Include your name(s), address and taxpayer identification number or Social Security number on the wire transfer instructions. The wire should state that you are opening a new Fund account and should indicate which share class you wish to purchase. If you do not indicate which share class you wish to purchase, Class A shares will be purchased for your account.

To make subsequent purchases by wire, ask your bank to wire funds using the instructions listed above and be sure to include your account number, Fund and share class on the wire transfer instructions.

If you purchase Fund shares by wire, you must complete and file an Account Application with the Transfer Agent before any of the shares purchased can be redeemed. Either fill out and mail the Application included with this Prospectus, or call the transfer agent and they will send you an Application. You should contact your bank (which will need to be a commercial bank that is a member of the Federal Reserve System) for information on sending funds by wire, including any charges that your bank may make for these services.

Purchases through Financial Service Organizations
-------------------------------------------------
You may purchase shares of the Fund through participating brokers, dealers, and other financial professionals. Simply call your investment professional to make your purchase. If you are a client of a securities broker or other financial organization, you should note that such organizations may charge a separate fee for administrative services in connection with investments in Fund shares and may impose account minimums and other requirements. These fees and requirements would be in addition to those imposed by the Fund. If you are investing through a securities broker or other financial organization, please refer to its program materials for any additional special provisions or conditions that may be different from those described in this Prospectus (for example, some or all of the services and privileges described may not be available to you). Securities brokers and other financial organizations have the responsibility of transmitting purchase orders and funds, and of crediting their customers' accounts following redemptions, in a timely manner in accordance with their customer agreements and this Prospectus.

Automatic Investment Plan
-------------------------
You may purchase Class A and Class C shares of the Fund through an Automatic Investment Plan. The Plan provides a convenient way for you to have money deducted directly from your checking, savings, or other accounts for investment in shares of the Fund. You can take advantage of the Plan by filling out the Automatic Investment Plan application included with this prospectus. You may only select an account maintained at a domestic financial institution which is an ACH member for automatic withdrawals under the Plan. The Fund may alter, modify, amend or terminate the Plan at any time, but will notify you if it does so. For more information, call the Transfer Agent at 1-800-723-8637.

Telephone Purchases
-------------------
In order to be able to purchase shares by telephone, your account authorizing such purchases must have been established prior to your call. Your initial purchase of shares may not be made by telephone. Shares purchased by telephone will be purchased at the per share net asset value determined at the close of business on the day that the transfer agent receives payment through the Automatic Clearing House. Call the Transfer Agent for details.

You may make purchases by telephone only if you have an account at a bank that is a member of the Automated Clearing House. Most transfers are completed within three business days of your call. To preserve flexibility, the Company may revise or eliminate the ability to purchase Fund shares by phone or may charge a fee for such service, although the Company does not currently expect to charge such a fee.

Declaration Service Company, the Fund's transfer agent, employs certain procedures designed to confirm that instructions communicated by telephone are genuine. Such procedures may include, but are not limited to, requiring some form of personal identification prior to acting upon telephonic instructions, providing written confirmations of all such transactions, and/or tape recording all telephonic instructions. Assuming procedures such as the above have been followed, neither the Transfer Agent nor the Fund will be liable for any loss, cost, or expense for acting upon telephone instructions that are believed to be genuine. The Company shall have authority, as your agent, to redeem shares in your account to cover any such loss. As a result of this policy, you will bear the risk of any loss unless the Fund has failed to follow procedures such as the above. However, if the Fund fails to follow such procedures, it may be liable for such losses.

Miscellaneous Purchase Information
----------------------------------
All applications to purchase shares of the Fund are subject to acceptance or rejection by authorized officers of the Trust and are not binding until accepted. Applications will not be accepted unless they are accompanied by payment in U.S. funds. Payment must be made by check, money order or wire transfer drawn on a U.S. bank, savings and loan association or credit union. The Fund's custodian may charge a fee against your account, in addition to any loss sustained by the Fund, for any payment check returned to the custodian for insufficient funds. The Fund reserves the right to refuse to accept applications under circumstances or in amounts considered disadvantageous to current shareholders. If you place an order for Fund shares through a securities broker and you place your order in proper form before 4:00 p.m. Eastern time on any business day (a day when the NYSE is open) in accordance with their procedures, your purchase will be processed at the POP calculated at 4:00 p.m. on that day, provided the securities broker transmits your order to the Transfer Agent before 5:00 p.m. Eastern time. The securities broker must send to the Transfer Agent immediately available funds in the amount of the purchase price within three business days of your order.

Federal regulations require that you provide a certified taxpayer identification number whenever you open or reopen an account. Congress has mandated that if any shareholder fails to provide and certify to the accuracy of the shareholder's social security number or other taxpayer identification number, the Company will be required to withhold a percentage, currently 31%, of all dividends, distributions and payments, including redemption proceeds, to such shareholder as a backup withholding procedure.

For economy and convenience, share certificates will not be issued.

How To Sell (Redeem) Your Shares
--------------------------------

You may sell (redeem) your shares at any time. You may request the sale of your shares either by mail, by telephone or by wire.

By Mail
-------
Sale requests should be mailed via U.S. mail or overnight courier service to:

          The Bender Growth Fund
          c/o Declaration Service Company
          555 North Lane, Suite 6160
          Conshohocken, PA  19428

The selling price of the shares being redeemed will be the Fund's per share net asset value next calculated after receipt of all required documents in Good Order, less any applicable CDSC. Payment of redemption proceeds will be made no later than the third business day after the valuation date unless otherwise expressly agreed by the parties at the time of the transaction.

Good Order means that the request must include:

1.   Your account number;
2. The number of shares to be sold (redeemed) or the dollar value of the amount to be redeemed;
3. The signatures of all account owners exactly as they are registered on the account;
4.   Any required signature guarantees; and
5. Any supporting legal documentation that is required in the case of estates, trusts, corporations or partnerships and certain other types of accounts.

Signature Guarantees --
--------------------
A signature guarantee of each owner is required to redeem shares in the following situations, for all size transactions:

(i)  if you change the ownership on your account;
(ii) when you want the redemption proceeds sent to a different address than is registered on the account;
(iii)if the proceeds are to be made payable to someone other than the account's owner(s);
(iv) any redemption transmitted by federal wire transfer to your bank; and
(v) if a change of address request has been received by the Company or Declaration Service Company within 15 days previous to the request for redemption.

In addition, signature guarantees are required for all redemptions of $25,000 or more from any Fund shareholder account. A redemption will not be processed until the signature guarantee, if required, is received in Good Order.

Signature guarantees are designed to protect both you and the Fund from fraud. To obtain a signature guarantee, you should visit a bank, trust company, member of a national securities exchange or other broker-dealer, or other eligible guarantor institution (Notaries public cannot provide signature guarantees). Guarantees must be signed by an authorized person at one of these institutions, and be accompanied by the words "Signature Guarantee."

By Telephone
------------
You may redeem your shares in the Fund by calling the Transfer Agent at 1-800-723-8637 if you elected to use telephone redemption on your account application when you initially purchased shares. Redemption proceeds must be transmitted directly to you or to your pre-designated account at a domestic bank. You may not redeem by telephone if a change of address request has been received by the Company or the Transfer Agent within 15 days previous to the request for redemption. During periods of substantial economic or market changes, telephone redemptions may be difficult to implement. If you are unable to contact the Transfer Agent by telephone, shares may be redeemed by delivering the redemption request in person or by mail. You should understand that with the telephone redemption option, you may be giving up a measure of security that you might otherwise have had were you to redeem your shares in writing. In addition, interruptions in telephone service may mean that you will be unable to effect a redemption by telephone if desired.

If you purchase your shares by check and then redeem your shares before your check has cleared, the Fund may hold your redemption proceeds until your check clears, or for 15 days, whichever comes first.

By Wire
-------
You may request the redemption proceeds be wired to your designated bank if it is a member bank or a correspondent of a member bank of the Federal Reserve System. The Custodian charges a $10 fee for outgoing wires.

Redemption At The Option Of The Fund
------------------------------------
If the value of the shares in your account falls to less than $500, the Company may notify you that, unless your account is increased to $500 in value, it will redeem all your shares and close the account by paying you the redemption proceeds and any dividends and distributions declared and unpaid at the date of redemption. You will have thirty days after notice to bring the account up to $500 before any action is taken. This minimum balance requirement does not apply to IRAs and other tax-sheltered investment accounts. This right of redemption shall not apply if the value of your account drops below $500 as the result of market action. The Company reserves this right because of the expense to the Fund of maintaining very small accounts.

                           DIVIDENDS AND DISTRIBUTIONS

Dividends paid by the Fund are derived from its net investment income. Net investment income will be distributed at least annually. The Fund's net investment income is made up of dividends received from the stocks it holds, as well as interest accrued and paid on any other obligations that might be held in its portfolio.

The Fund realizes capital gains when it sells a security for more than it paid for it. The Fund may make distributions of its net realized capital gains (after any reductions for capital loss carry forwards), generally, once a year.

Unless you elect to have your distributions paid in cash, your distributions will be reinvested in additional shares of the Fund. You may change the manner in which your dividends are paid at any time by writing to Declaration Service Company, 555 North Lane, Suite 6160, Conshohocken, PA 19428.

                              PRINCIPAL UNDERWRITER

Declaration Distributors, Inc. ("DDI") acts as principal underwriter for the Fund. The purpose of acting as an underwriter is to facilitate the registration of the Funds' shares under state securities laws and to assist in the sale of shares. DDI is an affiliated company of the Fund's Transfer Agent, Declaration Service Company. DDI is compensated by the Fund Manager for its services to the Fund under a written agreement for such services. For the Fund's fiscal year ending March 31, 2000, DDI received $10,000 for underwriting services.

                               TAX CONSIDERATIONS

The Fund intends to qualify as a regulated investment company under Sub Chapter M of the Internal Revenue Code so as to be relieved of federal income tax on its capital gains and net investment income currently distributed to its shareholders. To qualify as a regulated investment company, the Fund must, among other things, derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stock, securities, or other income derived with respect to its business of investing in such stock or securities, and distribute substantially all of such income to its shareholders at least annually.

The Fund intends to distribute to shareholders, at least annually, usually in December, substantially all net investment income and any net capital gains realized from sales of the Fund's portfolio securities. Dividends from net investment income and distributions from any net realized capital gains are reinvested in additional shares of the Fund unless the shareholder has requested in writing to have them paid by check.

Dividends from investment income and net short-term capital gains are generally taxable to you as ordinary income. Distributions of long-term capital gains are taxable as long-term capital gains regardless of the length of time shares in the Fund have been held. Distributions are taxable, whether received in cash or reinvested in shares of the Fund.

You will be advised annually of the source of distributions for federal income tax purposes.

If you fail to furnish your social security or other tax identification number or to certify properly that it is correct, the Fund may be required to withhold federal income tax at the rate of 31% (backup withholding) from your dividend, capital gain and redemption payments. Dividend and capital gain payments may also be subject to backup withholding if you fail to certify properly that you are not subject to backup withholding due to the under-reporting of certain income.

Taxable distributions generally are included in your gross income for the taxable year in which they are received. However, dividends declared in October, November and December and made payable to shareholders of record in such month will be deemed to have been received on December 31st if paid by the Fund during the following January.

Distributions by the Fund will result in a reduction in the fair market value of the Fund's shares. Should a distribution reduce the fair market value below your cost basis, such distribution would be taxable to you as ordinary income or as a long-term capital gain, even though, from an investment standpoint, it may constitute a partial return of capital. In particular, you should be careful to consider the tax implications of buying shares of the Fund just prior to a distribution. The price of such shares include the amount of any forthcoming distribution so that you may receive a return of investment upon distribution which will, nevertheless, be taxable.

A redemption of shares is a taxable event and, accordingly, a capital gain or loss may be recognized. You should consult a tax Adviser regarding the effect of federal, state, local, and foreign taxes on an investment in the Fund.

                               GENERAL INFORMATION

The Fund will not issue stock certificates evidencing shares. Instead, your account will be credited with the number of shares purchased, relieving you of responsibility for safekeeping of certificates and the need to deliver them upon redemption. Written confirmations are issued for all purchases of shares.

In reports or other communications to investors, or in advertising material, the Fund may describe general economic and market conditions affecting the Fund and may compare its performance with other mutual funds as listed in the rankings prepared by Lipper Analytical Services, Inc. or similar nationally recognized rating services and financial publications that monitor mutual fund performance. The Fund may also, from time to time, compare its performance to the S&P 500, or some other appropriate index.

According to the law of Maryland under which the Company is incorporated and the Company's bylaws, the Company is not required to hold an annual meeting of shareholders unless required to do so under the Investment Company Act of 1940. Accordingly, the Company will not hold annual shareholder meetings unless required to do so under the Act.

                              FINANCIAL HIGHLIGHTS

THE FINANCIAL HIGHLIGHTS TABLES BELOW ARE INTENDED TO HELP YOU UNDERSTAND THE FUND'S FINANCIAL PERFORMANCE SINCE ITS INCEPTION. CERTAIN INFORMATION REFLECTS FINANCIAL RESULTS FOR A SINGLE FUND SHARE. THE TOTAL RETURNS IN THE TABLES REPRESENT THE RATE THAT AN INVESTOR WOULD HAVE EARNED (OR LOST) ON AN INVESTMENT IN THE VARIOUS CLASSES OF SHARES OF THE FUND (ASSUMING REINVESTMENT OF ALL DIVIDENDS AND DISTRIBUTIONS). THIS INFORMATION HAS BEEN AUDITED BY THE INDEPENDENT ACCOUNTING FIRM OF MCCURDY & ASSOCIATES, CPA'S, INC. THESE FINANCIAL HIGHLIGHTS, ALONG WITH OTHER INFORMATION CONCERNING THE FUND, ARE INCLUDED IN THE FUND'S ANNUAL REPORT, WHICH IS AVAILABLE WITHOUT CHARGE UPON REQUEST.
================================================================================

                                 CLASS A SHARES

--------------------------------------------------------------------------------
                                                                  FOR THE PERIOD
                                                                    OCTOBER 1,
                                                    YEAR ENDED      1998** TO
                                                  MARCH 31, 2000  MARCH 31, 1999
--------------------------------------------------------------------------------

   NET ASSET VALUE, BEGINNING OF PERIOD              $   15.44     $   10.00
                                                     ---------     ---------
--------------------------------------------------------------------------------
Income From Investment Operations:
   Net investment income                                 (0.55)        (0.20)
   Net Gains (Losses) on securities
   (both realized and unrealized)                        27.39          5.64
                                                     ---------     ---------
--------------------------------------------------------------------------------
   Total from investment operations                      26.84          5.44
                                                     ---------     ---------
--------------------------------------------------------------------------------
   Distributions to shareholders from
   Net realized capital gains                            (0.96)         0.00
                                                     ---------     ---------
--------------------------------------------------------------------------------

NET ASSET VALUE, END OF PERIOD                       $   41.32     $   15.44
                                                     ---------     ---------
--------------------------------------------------------------------------------

TOTAL RETURN                                            181.21%        54.40%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

RATIOS/SUPPLEMENTAL DATA
--------------------------------------------------------------------------------
   Net Assets, end of period  (in 000s)              $   5,341     $      33
--------------------------------------------------------------------------------
   Ratio of expenses to average net assets:
      Before expense reimbursement                        1.86%         1.82%1
      After expense reimbursement                         1.85%         1.82%1
--------------------------------------------------------------------------------
   Ratio of net investment income (loss)
   To average net assets:
      Before expense reimbursement                       (1.56)%       (3.85)% 1
      After expense reimbursement                        (1.55)%       (3.85)% 1
--------------------------------------------------------------------------------
   Portfolio turnover rate                                7.61%        24.91%
--------------------------------------------------------------------------------

1.   Annualized
** The Bender Growth Fund Class A Shares commenced investment operations on October 1, 1998.

                                 CLASS C SHARES

----------------------------------------------------------------------------------------------------------
                                                                                           FOR THE PERIOD
                                                                FOR THE YEAR  FOR THE YEAR  DECEMBER 10,
                                                   YEAR ENDED   ENDED MARCH   ENDED MARCH    1996** TO
                                                 MARCH 31, 2000   31, 1999      31, 1998   MARCH 31, 1997
----------------------------------------------------------------------------------------------------------
NET ASSET VALUE, BEGINNING OF PERIOD                   16.27     $   13.61     $    8.24     $   10.00
                                                   ---------     ---------     ---------     ---------
----------------------------------------------------------------------------------------------------------
Income From Investment Operations:
   Net investment income                               (0.73)        (0.55)        (0.28)        (0.06)
   Net Gains (Losses) on securities
   (both realized and unrealized)                      28.63          3.21          5.65         (1.70)
                                                   ---------     ---------     ---------     ---------
----------------------------------------------------------------------------------------------------------
   Total from investment operations                    27.90          2.66          5.37         (1.76)
                                                   ---------     ---------     ---------     ---------
----------------------------------------------------------------------------------------------------------
   Distributions to shareholders from
   Net realized capital gains                          (0.96)         0.00          0.00          0.00
                                                   ---------     ---------     ---------     ---------
----------------------------------------------------------------------------------------------------------
NET ASSET VALUE, END OF PERIOD                     $   43.21     $   16.27     $   13.61     $    8.24
                                                   ---------     ---------     ---------     ---------
----------------------------------------------------------------------------------------------------------
TOTAL RETURN                                          178.39%        19.54%        65.17%       (17.60)%
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
RATIOS/SUPPLEMENTAL DATA
----------------------------------------------------------------------------------------------------------
   Net Assets, end of period  (in 000s)            $  34,556     $   8,743     $   6,728     $   2,640
----------------------------------------------------------------------------------------------------------
   Ratio of expenses to average net assets:
      Before expense reimbursement                      3.09%         4.23%         5.34%         8.70%1
      After expense reimbursement                       2.98%         4.23%         3.50%         3.50%1
----------------------------------------------------------------------------------------------------------
   Ratio of net investment income (loss)
   To average net assets:
      Before expense reimbursement                     (2.67)%       (5.49)%       (5.09)%       (8.08)% 1
      After expense reimbursement                      (2.56)%       (5.49)%       (3.25)%       (2.88)% 1
----------------------------------------------------------------------------------------------------------
   Portfolio turnover rate                              7.61%        24.91%         7.44%         3.00%
----------------------------------------------------------------------------------------------------------

1.   Annualized
** The Bender Growth Fund Class C Shares commenced investment operations on December 10, 1996.


                                 CLASS Y SHARES

----------------------------------------------------------------------------------------------------------
                                                                                           FOR THE PERIOD
                                                                FOR THE YEAR  FOR THE YEAR  DECEMBER 10,
                                                   YEAR ENDED   ENDED MARCH   ENDED MARCH    1996** TO
                                                 MARCH 31, 2000   31, 1999      31, 1998   MARCH 31, 1997
----------------------------------------------------------------------------------------------------------
NET ASSET VALUE, BEGINNING OF PERIOD                   16.64     $   13.74     $    8.26     $   10.00
                                                   ---------     ---------     ---------     ---------
----------------------------------------------------------------------------------------------------------
Income From Investment Operations:
   Net investment income                               (0.55)        (0.47)        (0.22)        (0.04)
   Net Gains (Losses) on securities
   (both realized and unrealized)                      29.46          3.37          5.70         (1.70)
                                                   ---------     ---------     ---------     ---------
----------------------------------------------------------------------------------------------------------
   Total from investment operations                    28.91          2.90          5.48         (1.74)
                                                   ---------     ---------     ---------     ---------
----------------------------------------------------------------------------------------------------------
   Distributions to shareholders from
   Net realized capital gains                          (0.96)         0.00          0.00          0.00
                                                   ---------     ---------     ---------     ---------
----------------------------------------------------------------------------------------------------------
NET ASSET VALUE, END OF PERIOD                     $   44.59     $   16.64     $   13.74     $    8.26
                                                   ---------     ---------     ---------     ---------
----------------------------------------------------------------------------------------------------------
TOTAL RETURN                                          180.55%        21.11%        66.34%       (17.40)%
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
RATIOS/SUPPLEMENTAL DATA
----------------------------------------------------------------------------------------------------------
   Net Assets, end of period  (in 000s)            $  20,302     $   2,781     $   2,312     $     937
----------------------------------------------------------------------------------------------------------
   Ratio of expenses to average net assets:
      Before expense reimbursement                      2.22%         3.49%         4.59%         7.88%1
      After expense reimbursement                       2.13%         3.49%         2.75%         2.75%1
----------------------------------------------------------------------------------------------------------
   Ratio of net investment income (loss)
   To average net assets:
      Before expense reimbursement                     (1.82)%       (4.74)%       (4.34)%       (7.29)% 1
      After expense reimbursement                      (1.73)%       (4.74)%       (2.50)%       (2.16)% 1
----------------------------------------------------------------------------------------------------------
   Portfolio turnover rate                              7.61%        24.91%         7.44%         3.00%
----------------------------------------------------------------------------------------------------------

1.   Annualized
** The Bender Growth Fund Class Y Shares commenced investment operations on December 10, 1996.

                              FOR MORE INFORMATION

Additional information about the Fund is available in the Fund's Annual report to shareholders, dated March 31, 2000. In the Fund's Annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during the previous fiscal year. The Fund's Annual Report is available without charge by calling the Fund. You may also get additional information concerning the Fund from the sources listed below:

STATEMENT OF ADDITIONAL INFORMATION (SAI)- The SAI contains more detailed information on all aspects of the Fund. A current SAI, dated August 1, 2000, has been filed with the SEC and is incorporated by reference into this prospectus. To request a free copy of the SAI, or the Fund's latest annual Report, please contact the Fund at:.

                             The Bender Growth Fund
                         c/o Declaration Service Company
                           555 North Lane, Suite 6160
                             Conshohocken, PA 19428
                                 1-800-723-8637

Or you may visit us on the web at  www.robertbender.com.

A copy of your requested document(s) will be mailed to you within three days of your request.

Information about the Fund (including the SAI) can also be reviewed and copied at the SEC's Public Reference Room in Washington, DC, and information concerning the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Information about the Fund is also available on the SEC's EDGAR database at the SEC's web site (www.sec.gov ). Copies of this information can be obtained, after paying a duplicating fee, by electronic request (publicinfo@sec.gov), or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.

                             THE BENDER GROWTH FUND
                         c/o Declaration Service Company
                           555 North Lane, Suite 6160
                             Conshohocken, PA 19428
                                 1-800-723-8637

                           Investment Company Act No.
                                    811-07414

                       STATEMENT OF ADDITIONAL INFORMATION

                              Dated August 1, 2000

                           FOR THE BENDER GROWTH FUND
                                  (the "Fund")

                                   A Series of

                  The Santa Barbara Group Of Mutual Funds, Inc.
                                 (the "Company")
                      107 South Fair Oaks, Blvd., Suite 315
                           Pasadena, California 91105
                                 1-800-723-8637

This Statement of Additional Information ("SAI") is not a prospectus and should be read in conjunction with the Prospectus of The Bender Growth Fund, dated August 1, 2000. You may obtain a copy of the Prospectus, free of charge, by writing to The bender Growth Fund, c/o Declaration Service Company, 555 North Lane, Suite 6160, Conshohocken, PA 19428 or by calling 1-800-723-8637.

The current Prospectus for the Bender Growth Fund (the "Prospectus") is incorporated herein by reference for all purposes, and all defined terms contained in the Prospectus have the same meanings and are used in this SAI for the same purposes.

                                TABLE OF CONTENTS

Management of the Fund                                                         3
                      --------------------------------------------------------
Investment Policies                                                            4
                   -----------------------------------------------------------
Investment Restrictions                                                        5
                       -------------------------------------------------------
Fund Manager and Investment Adviser                                            6
                                   -------------------------------------------
Directors and Officers                                                         7
                      --------------------------------------------------------
Control Persons and Principal Holders of the Fund                              8
                                                 -----------------------------
Compensation of Directors                                                      9
                         -----------------------------------------------------
Performance Information                                                       10
                       -------------------------------------------------------
Purchasing and Redeeming Shares                                               11
                               -----------------------------------------------
Tax Information                                                               12
               ---------------------------------------------------------------
Custodian                                                                     13
         ---------------------------------------------------------------------
Transfer Agent                                                                14
              ----------------------------------------------------------------
Administration                                                                15
              ----------------------------------------------------------------
Brokerage Allocation and Portfolio Transactions                               16
                                               -------------------------------
Distributor                                                                   17
           -------------------------------------------------------------------
Independent Auditors                                                          18
                    ----------------------------------------------------------
Legal Counsel                                                                 19
             -----------------------------------------------------------------
Distribution Plans                                                            20
                  ------------------------------------------------------------
Financial Statements                                                          21
                    ----------------------------------------------------------

                             MANAGEMENT OF THE FUND

The Santa Barbara Group of Mutual Funds, Inc. (the "Company"), an open-end investment management company, was incorporated in Maryland on December 30, 1992. The affairs of the Company are managed the Company's Board of Directors, which approves all significant agreements between the Company and the persons and companies that furnish services to each Fund in the Company, including agreements with each Fund's custodian, transfer agent, investment adviser and administrator. All such agreements are subject to limitations imposed by state and/or federal securities laws, and to the extent that any such contract may contradict such statutes, the contract would be unenforceable. The day-to-day operations of the Fund are delegated to the Fund Manager.

The Board of Directors has the power to designate one or more series of shares of common stock and to classify or reclassify any unissued shares with respect to such series (each series is commonly known as a mutual fund). Currently, the Fund is the only series being offered by the Company. Shareholders are entitled:
(i) to one vote per full share; (ii) to such distributions as may be declared by the Company's Board of Directors out of funds legally available; and (iii) upon liquidation, to participate ratably in the assets available for distribution. There are no conversion or sinking fund provisions applicable to the shares, and the holders have no preemptive rights and may not cumulate their votes in the election of directors. The shares are redeemable and are fully transferable. All shares issued and sold by the Fund will be fully paid and nonassessable.

Pursuant to Rule 17j-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), the Company, Fund Manager, Investment Adviser and Principal Underwriter have each adopted a Code of Ethics which governs certain personal investment activities of person having access to investment information of the Fund. The Code of Ethics places limits on personal securities transactions for certain persons, and places strict reporting requirements on these people if they effect a personal securities transaction in a security in which the Fund invests. A copy of the Company's currently effective Code of Ethics is attached as an exhibit to this Registration Statement.

                      INVESTMENT POLICIES AND RESTRICTIONS

The Fund's investment objectives and the manner in which the Fund pursues its investment objectives are generally discussed in the Prospectus. This Section provides additional information concerning the Fund's investments and its investment restrictions.

The Fund is a diversified Fund, meaning that as to 75% of the Fund's assets (valued at the time of investment), the Fund will not invest more than 5% of its assets in securities of any one issuer, except in obligations of the United States Government and its agencies and instrumentalities, thereby reducing the risk of loss. The Fund normally will invest at least 80% of total assets in common stock and securities convertible into common stock. The Fund may also invest in a variety of other securities.

The Fund's investment objective is a fundamental policy and may not be changed without the authorization of the holders of a majority of the Fund's outstanding shares. As used in this SAI and the Prospectus, a "majority of the Fund's outstanding shares" means the lesser of (i) 67% of the shares represented at a meeting at which more than 50% of the outstanding shares are represented or (ii) more than 50% of the outstanding shares.

U.S. GOVERNMENT SECURITIES
---------------------------
The Fund may invest in U.S. Government securities. U.S. Government securities are obligations of, or guaranteed by, the U.S. Government, its agencies or instrumentalities. Securities guaranteed by the U.S. Government include: (1) direct obligations of the U.S. Treasury (such as Treasury bills, notes, and bonds)  and (2)  Federal  agency  obligations  guaranteed  as to  principal  and interest by the U.S. Treasury (such as GNMA certificates, which are mortgage-backed securities). With respect to these securities, the payment of principal and interest is unconditionally guaranteed by the U.S. Government, and thus they are of the highest possible credit quality. Such securities are subject to variations in market value due to fluctuations in interest rates, but, if held to maturity, will be paid in full.

Securities issued by U.S. Government instrumentalities and certain federal agencies are neither direct obligations of nor guaranteed by the U.S. Treasury. However, they involve Federal sponsorship in one way or another; some are backed by specific types of collateral; some are supported by the issuer's right to borrow from the Treasury; some are supported by the discretionary authority of the Treasury to purchase certain obligations of the issuer; others are supported only by the credit of the issuing government agency or instrumentality. These agencies and instrumentalities include, but are not limited to, Federal Land Banks, Farmers Home Administration, Central Bank for Cooperatives, Federal Intermediate Credit Banks, Federal Home Loan Banks, Federal National Mortgage Association, and Student Loan Marketing Association.

COMMERCIAL PAPER
----------------
Commercial paper represents short-term unsecured promissory notes issued in bearer form by bank holding companies, corporations and finance companies. The Fund may invest in commercial paper which, at the date of investment, is rated A-1 or higher by Standard & Poor's Corporations or Prime-1 or higher by Moody Investors Services, Inc.

FOREIGN SECURITIES
------------------
The Fund may invest up to 15% of the value of its total assets in securities of foreign issuers represented by American Depositary Receipts listed on a domestic securities exchange or included in the NASDAQ National Market System, or foreign securities listed directly on a domestic securities exchange. Income and gains on such securities may be subject to foreign withholding taxes. Investors should consider carefully the substantial risks involved in securities of companies and governments of foreign nations, which are in addition to the usual risks inherent in domestic investments.

There may be less publicly available information about foreign companies comparable to the reports and ratings published about companies in the United States. Foreign companies are not generally subject to uniform accounting, auditing and financial reporting standards, and auditing practices and requirements may not be comparable to those applicable to United States companies. Foreign markets have substantially less volume than the New York Stock Exchange and securities of some foreign companies are less liquid and more volatile than securities of comparable United States companies. Commission rates in foreign countries, which are generally fixed rather than subject to negotiation as in the United States, are likely to be higher. In many foreign countries there is less government supervision and regulation of stock exchanges, brokers, and listed companies than in the United States.

BORROWING
---------
The Fund is authorized to borrow money from a bank in amounts up to 5% of the value of its total assets at the time of such borrowing for temporary purposes, and is authorized to borrow money in excess of the 5% limit as permitted by the Investment Company Act of 1940 ("1940 Act") to meet redemption requests. The Fund will not purchase portfolio securities while borrowings exceed 5% of the Fund's total assets. This borrowing may be unsecured. The1940 Act requires the Fund to maintain continuous asset coverage of 300% of the amount borrowed. If the 300% asset coverage should decline as a result of market fluctuations or other reasons, the Fund may be required to sell some of its portfolio holdings within three days to reduce the debt and restore the 300%asset coverage, even though it may be disadvantageous from an investment standpoint to sell securities at that time. Borrowing may exaggerate the effect on net asset value of any increase of decrease in the market value of the Fund. Money borrowed will be subject to interest costs which may or may not be recovered by an appreciation of the securities purchased. The Fund may also be required to maintain minimum average balances in connection with such borrowing or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate. The Fund may, in connection with permissible borrowing, transfer as collateral securities owned by the Portfolio.

                             INVESTMENT RESTRICTIONS

The Fund has adopted the following fundamental investment restrictions that may not be changed without the affirmative vote of the holders of a majority of the Fund's outstanding voting securities. The Fund may not:

1. make further investments when 25% or more of its total assets would be invested in any one industry (securities issued or guaranteed by the United States Government, its agencies or instrumentalities are not considered to represent industries);

2. invest more than 5% of the Fund's assets (taken at market value at the time of purchase) in the securities of any single issuer or own more than 10% of the outstanding voting securities of any one issuer (other than securities issued or guaranteed by the United States Government, its agencies or instrumentalities);

3. borrow money or issue senior securities (as defined in the 1940 Act) except that the Fund may borrow (i) for temporary purposes in amounts not exceeding 5% of its total assets and (ii) to meet redemption requests, in amounts (when aggregated with amounts borrowed under clause (i)) not exceeding 33 1/3% of its total assets;

4. pledge, mortgage or hypothecate its assets other than to secure borrowing permitted by restriction 3 above;

5. make loans of securities to other persons except loans of portfolio securities and provided the Fund may invest without limitation in short-term obligations (including repurchase agreements) and publicly distributed obligations;

6. underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933 in selling portfolio securities;

7. purchase or sell real estate or mortgages on real estate, (although the Fund may invest in marketable securities secured by real estate or interests therein or issued by companies or investment trusts that invest in real estate or interests therein);

8. purchase securities on margin, or make short sales of securities, except for the use of short-term credit necessary for the clearance of purchases and sales of portfolio securities; or make investments for the purpose of exercising control or management; and

9. invest in commodities or commodity futures contracts, provided that this limitation shall not prohibit the purchase or sale of forward foreign currency exchange contracts, financial futures contracts, and options on financial futures contracts and options on securities and on securities indices.

Additional investment restrictions adopted by the Fund, which may be changed by the Board of Directors, provide that the Fund may not:

1. invest in securities issued by an investment company; except that the Fund may invest in money market funds in accordance with the requirements of the Investment Company Act of 1940, as amended;

2. invest more than 15% of its net assets in securities which cannot be readily resold because of legal or contractual restrictions and which are not otherwise marketable;

3. invest in warrants if at the time of acquisition more than 5% of its net assets, taken at market value at the time of purchase, would be invested in warrants, and if at the time of acquisition more than 2% of its total assets, taken at market value at the time of purchase, would be invested in warrants not traded on the New York Stock Exchange or American Stock Exchange. For purposes of this restriction, warrants acquired by the Fund in units or attached to securities may be deemed to be without value; or

4. Invest more than 10% of its total assets in securities of issuers which together with any predecessors have a record of less than three years of continuous operation.

With the exception of the restriction on borrowing, if a percentage restriction set forth above is adhered to at the time a transaction is effected, later changes in percentage resulting from changes in value or in the number of outstanding securities of an issuer will not be considered a violation.

                       FUND MANAGER AND INVESTMENT ADVISER

Information on the Fund's Fund Manager and Investment Adviser is set forth in the prospectus. This Section contains additional information concerning these two entities.

SBG Capital Management, Inc. (the "Fund Manager") is organized under the laws of the State of California as an investment advisory corporation, and is registered as an investment adviser with the Securities and Exchange Commission. The Fund Manager manages the general business affairs of the Fund pursuant to an investment advisory agreement with the Company dated September 30, 1998 (the "Advisory Agreement"). Messrs. John P. Odell and Steven W. Arnold are officers and controlling shareholders of the Fund Manager, as well as serving as Directors of the Company. Accordingly, each of those persons is considered an "affiliated person" of the Company, as that term is defined in the Investment Company Act of 1940, as amended (the 1940 Act).

Under the Advisory Agreement, the Fund Manager is paid a monthly fee at an annual rate of 0.50% of the Fund's average daily net assets. For its fiscal year ending on March 31, 1998, 1999 and 2000, the Fund paid $76,604, $81,359 and
$133,830, respectively, in advisory fees to the Fund Manager. The Fund Manager waived receipt of all its fees in 1998 and reimbursed expenses of $26,332 in 2000.

Under the terms of the Advisory Agreement, the Fund Manager furnishes continuing investment supervision to the Fund and is responsible for the management of the Fund's portfolio. The responsibility for making decisions to buy, sell or hold a particular security rests with the Investment Adviser, subject to review by the Board of Directors. However, pursuant to the Sub-Advisory Agreement, the Investment Adviser makes the day to day decisions with regard to the Fund.

The Advisory Agreement provides that the Fund Manager shall not be liable for any loss suffered by the Fund or its shareholders as a consequence of any act or omission in connection with services under the Agreement, except by reason of the Adviser's willful misfeasance, bad faith, gross negligence, or reckless disregard of its obligations and duties under the Advisory Agreement.

The Advisory Agreement has a term of two years, but may be continued from year to year so long as its continuance is approved at least annually:

(a) by the vote of a majority of the Directors of the Fund who are not "interested persons" of the Fund or the adviser cast in person at a meeting called for the purpose of voting on such approval, and
(b) by the Board of Directors as a whole or by the vote of a majority (as defined in the 1940 Act) of the outstanding shares of the Fund.

The Agreement will terminate automatically in the event of its assignment (as defined in the 1940 Act).

The Fund Manager, with the approval of the Board and the Fund's shareholders, has retained Robert Bender & Associates, Inc. (the "Investment Adviser"), in which Robert L. Bender owns a controlling interest, to provide day-to-day investment management services to the Fund under a Sub-Advisory Agreement (the "Sub-Advisory Agreement") dated September 30, 1998. The Investment Adviser was incorporated in December, 1978.

The Investment Adviser is paid by the Fund Manager monthly at an annual rate of 0.40% of the Fund's average daily net assets.

The Sub-Advisory Agreement provides that the Investment Adviser shall not be liable for any loss suffered by the Fund or its shareholders as a consequence of any act or omission in connection with services under the Sub-Advisory Agreement, except by reason of the Adviser's willful misfeasance, bad faith, gross negligence, or reckless disregard of its obligations and duties under the Advisory Agreement.

The Sub-Advisory Agreement has a term of two years, but may be continued from year to year so long as its continuance is approved at least annually:

(c) by the vote of a majority of the Directors of the Fund who are not "interested persons" of the Fund or the adviser cast in person at a meeting called for the purpose of voting on such approval, and
(d) by the Board of Directors as a whole or by the vote of a majority (as defined in the 1940 Act) of the outstanding shares of the Fund.

The Sub-Advisory Agreement will terminate automatically in the event of its assignment (as defined in the 1940 Act).

Operating Services Agreement.
-----------------------------
The Company has also entered into an Operating Services Agreement with the Fund Manager ("Services Agreement") dated September 30, 1998. Under the terms of the Services Agreement, the Fund Manager provides, OR ARRANGES TO PROVIDE, day-to-day operational services to the Fund including, but not limited to;

1.   accounting                                  6.   custodial
2.   administrative                              7.   fund share distribution
3.   legal                                       8.   shareholder reporting
4.   dividend disbursing and transfer agent      9.   sub-accounting, and
5.   registrar                                   10.  record keeping services

Under the Services Agreement, the Fund Manager may, with the Company's permission, employ third parties to assist it in performing the various services required of the Fund. The Fund Manager is responsible for compensating such parties.

Under the Services Agreement, for administrative services rendered to the Fund by the Fund Manager, the Fund pays the Fund Manager the following fees: 1.10% annually on Class A shares; 2.00% annually on Class Y shares up to $2.5 million, then 1.10% annually on amounts above $2.5 million; and 2.00% annually on Class C shares up to $7.5 million, then 1.10% annually on amounts above $7.5 million. For its fiscal year ending March 31, 2000, the Company paid the Fund Manager service fees of $385,721.

                             DIRECTORS AND OFFICERS

The Board Of Directors has overall responsibility for conduct of the Company's affairs. The day-to-day operations of the Fund are managed by the Fund Manager, subject to the bylaws of the Company and review by the Board of Directors. The directors of the Company, including those directors who are also officers, are listed below. The business address of each director is:

                      107 South Fair Oaks, Blvd., Suite 315
                           Pasadena, California 91105

                        Position          Principal Occupation for
Name, Date of Birth     with Fund         The Last Five Years
--------------------------------------------------------------------------------

Steven W. Arnold*(1)    Co-President,     Marketing Manager for Robert Bender
(8/6/55)                Director          & Associates, Inc.  Co-President and
                                          Controlling shareholder, SBG Capital
                                          Management Inc.

John P. Odell*(1)       Co-President,     Marketing Manger for SBG Capital
(3/22/66)               Director          Capital Management Company, Inc.,
                                          Co-President and controlling
                                          shareholder of SBG Capital
                                          Management, Inc. since
                                          September 30, 1998.

Robert L. Bender*(2)    Director          President of  Robert L. Bender &
(5/28/37)                                 Associates, Inc since 1972.

Harvey Marsh            Director          Self-employed financial consultant
(10/15/38)                                since Vice President, Finance, FACT
                                          Retirement Services, from 1993- 1996.
                                          Certified Public Accountant. B.B.A.,
                                          Loyola Marymount University, 1961.
                                          Shareholder of SBGMF.

Wayne Turkheimer        Director          Attorney in solo practice since 1986,
(11/30/52)                                specializing in general business,
                                          probate and estate law. A.B from UCLA,
                                          Cum laude, 1974.  JD, USC Law Center,
                                          1977.

Glory Burns             Director          Professor, Colorado State University
(12/29/52)                                since 1991.  BS, University of
                                          Colorado, 1975.  MBA, University of
                                          Denver, 1980.  JD,University of Puget
                                          Sound, 1978.

* Director who is an "interested person" of the Company, as defined in the 1940 Act.
(1)  "Controlling person" of the Fund Manager, as defined in the 1940 Act.
(2)  "Controlling person" of the Investment Adviser, as defined in the 1940 Act.

                CONTROL PERSONS AND PRINCIPAL HOLDERS OF THE FUND

As of March 31, 2000, there were no Control Persons (as defined in the 1940Act) of the Fund.

As of March 31, 2000, the following persons owned, beneficially or of record, 5% or more of the Fund's Share Classes.

--------------------------------------------------------------------------------
                                                                     % OF TOTAL
                                       SHARE CLASS   % OF SHARE      FUND SHARES
NAME OF SHAREHOLDER                       OWNED      CLASS OWNED        OWNED
--------------------------------------------------------------------------------
DA Davidson                              Class A        11.86%          0.89%
--------------------------------------------------------------------------------
MAC & Co. FBO Client Accounts            Class A         5.58%          0.52%
--------------------------------------------------------------------------------
Charles Schwab FBO Client Accounts       Class Y        62.36%         20.52%
--------------------------------------------------------------------------------
Charles Schwab FBO Client Accounts       Class C         5.75%          3.32%
--------------------------------------------------------------------------------

                            COMPENSATION OF DIRECTORS

Each Independent Director receives an annual retainer of $1,000 and a fee of $250 for each meeting attended. Officers of the Fund and Directors who are interested persons of the Fund do not receive any compensation from the Fund or any other Funds of the Company. The following table sets forth information regarding compensation of Directors by the Company for the fiscal year ended March 31, 2000.

Name of Director       Compensation    Pension       Annual   Total Compensation
                       from Company    Benefits     Benefits   Paid to Director
--------------------------------------------------------------------------------
Harvey Marsh              $1,000        $0.00         $0.00         $1,000

Wayne Turkheimer          $1,000        $0.00         $0.00         $1,000

Glory Burns               $1,000        $0.00         $0.00         $1,000

The Company will call a meeting of shareholders for the purpose of voting upon the question of removal of a director or directors when requested in writing to do so by record holders of at least 10% of the Fund's outstanding common shares. The Corporation's bylaws contain procedures for the removal of directors by its stockholders. At any meeting of stockholders, duly called and at which a quorum is present, the stockholders may by the affirmative vote of the holders of a majority of the votes entitled to be cast thereon, remove any director or directors from office and may elect a successor or successors to fill any resulting vacancies for the unexpired terms of the removed directors.

                             PERFORMANCE INFORMATION

From time to time the Fund may quote total return figures. "Total Return" for a period is the percentage change in value during the period of an investment in Fund shares, including the value of shares acquired through reinvestment of all dividends and capital gains distributions. "Average Annual Total Return" is the average annual compounded rate of change in value represented by the Total Return Percentage for the period.

                                                           [n]
Average Annual Total Return is computed as follows:  P(1+T)    = ERV

Where:    P    = a hypothetical initial investment of $1000]
          T    = average annual total return
          n    = number of years
          ERV  = ending redeemable value of shares at the end of the period

Yield. The Fund may advertise performance in terms of a 30-day yield quotation. The 30-day yield quotation is computed by dividing the net investment income per share earned during the period by the maximum offering price per share on the last day of the period, according to the following formula:

                          Yield = 2[(a-b/cd + 1)6 - 1]

Where:    a    = dividends and interest earned during the period
          b    = expenses accrued for the period (net of reimbursement)
          c    = the  average  daily  number of shares  outstanding  during  the period that they were entitled to receive dividends
          d    = the  maximum  offering  price  per share on the last day of the period]

The Fund's performance is a function of conditions in the securities markets, portfolio management, and operating expenses. Although information such as that shown above is useful in reviewing the Fund's performance and in providing some basis for comparison with other investment alternatives, it should not be used for comparison with other investments using different reinvestment assumptions or time periods.

In sales literature, the Fund's performance may be compared with that of market indices and other mutual funds. In addition to the above computations, the Fund might use comparative performance as computed in a ranking determined by Lipper Analytical Services, Morningstar, Inc., or that of another service.

                         PURCHASING AND REDEEMING SHARES

Information concerning purchasing and redeeming shares of the Fund is contained in the Prospectus.

Redemptions will be made at net asset value. The Fund's net asset value is determined on days on which the New York Stock Exchange is open for trading. For purposes of computing the net asset value of a share of the Fund, securities traded on security exchanges, or in the over-the-counter market in which transaction prices are reported, are valued at the last sales price at the time of valuation or, lacking any reported sales on that day, at the most recent bid quotations. Securities for which quotations are not available and any other assets are valued at a fair market value as determined in good faith by the Adviser, subject to the review and supervision of the board of directors. The price per share for a purchase order or redemption request is the net asset value next determined after receipt of the order.

The Fund is open for business on each day that the New York Stock Exchange ("NYSE") is open. The Fund's share price or net asset value per share ("NAV") is normally determined as of 4:00 p.m., New York time. The Fund's share price is calculated by subtracting its liabilities from the closing fair market value of its total assets and dividing the result by the total number of shares outstanding on that day. Fund liabilities include accrued expenses and dividends payable, and its total assets include the market value of the portfolio securities as well as income accrued but not yet received.

                                 TAX INFORMATION

The Fund intends to qualify as a regulated investment company under SubChapter M of the Internal Revenue Code so as to be relieved of federal income tax on its capital gains and net investment income currently distributed to its shareholders. To qualify as a regulated investment company, the Fund must, among other things, derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stock, securities, or other income derived with respect to its business of investing in such stock or securities.

If the Fund qualifies as a regulated investment company and distributes at least 90% of its net investment income, the Fund will not be subject to Federal income tax on the income so distributed. However, the Fund would be subject to corporate income tax on any undistributed income other than tax-exempt income from municipal securities.

The Fund intends to distribute to shareholders, at least annually, substantially all net investment income and any net capital gains realized from sales of the Fund's portfolio securities. Dividends from net investment income and distributions from any net realized capital gains are reinvested in additional shares of the Fund unless the shareholder has requested in writing to have them paid by check.

Dividends from investment income and net short-term capital gains are generally taxable to the shareholder as ordinary income. Distributions of long-term capital gains are taxable as long-term capital gains regardless of the length of time shares in the Fund have been held. Distributions are taxable, whether received in cash or reinvested in shares of the Fund.

Each shareholder is advised annually of the source of distributions for federal income tax purposes. A shareholder who is not subject to federal income tax will not be required to pay tax on distributions received.

If shares are purchased shortly before a record date for a distribution, the shareholder will, in effect, receive a return of a portion of his investment, but the distribution will be taxable to him even if the net asset value of the shares is reduced below the shareholder's cost. However, for federal income tax purposes the original cost would continue as the tax basis.

If a shareholder fails to furnish his social security or other tax identification number or to certify properly that it is correct, the Fund may be required to withhold federal income tax at the rate of 31% (backup withholding) from dividend, capital gain and redemption payments to him. Dividend and capital gain payments may also be subject to backup withholding if the shareholder fails to certify properly that he is not subject to backup withholding due to the under-reporting of certain income.

Taxation of the Shareholder. Taxable distributions generally are included in a shareholder's gross income for the taxable year in which they are received. However, dividends declared in October, November and December and made payable to shareholders of record in such month will be deemed to have been received on December 31st if paid by the Fund during the following January.

Distributions by the Fund will result in a reduction in the fair market value of the Fund's shares. Should a distribution reduce the fair market value below a shareholder's cost basis, such distribution would be taxable to the shareholder as ordinary income or as a long-term capital gain, even though, from an investment standpoint, it may constitute a partial return of capital. In particular, investors should be careful to consider the tax implications of buying shares of the Fund just prior to a distribution. The price of such shares include the amount of any forthcoming distribution so that those investors may receive a return of investment upon distribution which will, nevertheless, be taxable to them.

A redemption of shares is a taxable event and, accordingly, a capital gain or loss may be recognized. Each investor should consult a tax Adviser regarding the effect of federal, state, local, and foreign taxes on an investment in the Fund.

Dividends. A portion of the Fund's income may qualify for the dividends-received deduction available to corporate shareholders to the extent that the Fund's income is derived from qualifying dividends. Because the Fund may earn other types of income, such as interest, income from securities loans, non-qualifying dividends, and short-term capital gains, the percentage of dividends from the Fund that qualifies for the deduction generally will be less than 100%. The Fund will notify corporate shareholders annually of the percentage of Fund dividends that qualifies for the dividend received deductions.

A portion of the Fund's dividends derived from certain U.S. Government obligations may be exempt from state and local taxation. Short-term capital gains are distributed as dividend income. The Fund will send each shareholder a notice in January describing the tax status of dividends and capital gain distributions for the prior year.

Capital Gain Distribution. Long-term capital gains earned by the Fund from the sale of securities and distributed to shareholders are federally taxable as long-term capital gains, regardless of the length of time shareholders have held their shares. If a shareholder receives a long-term capital gain distribution on shares of the Fund, and such shares are held six months or less and are sold at a loss, the portion of the loss equal to the amount of the long-term capital gain distribution will be considered a long-term loss for tax purposes. Short-term capital gains distributed by the Fund are taxable to shareholders as dividends, not as capital gains.

                                    CUSTODIAN

United Missouri Bank, 928 Grand Blvd., Kansas City, MO 64141, acts as custodian for the Fund. As such, UMB holds all securities and cash of the Fund, delivers and receives payment for securities sold, receives and pays for securities purchased, collects income from investments and performs other duties, all as directed by officers of the Company. UMB does not exercise any supervisory function over management of the Fund, the purchase and sale of securities or the payment of distributions to shareholders.

                                 TRANSFER AGENT

Declaration Services Company ("DSC"), 555 North Lane, Suite 6160, Conshohocken, PA 19428 acts as transfer, dividend disbursing, and shareholder servicing agent for the Fund pursuant to a written agreement with the Company and the Fund Manager dated September 30, 1998. Under the agreement, DSC is responsible for administering and performing transfer agent functions, dividend distribution, shareholder administration, and maintaining necessary records in accordance with applicable rules and regulations.

For the services rendered as transfer agent, the Fund Manager pays DSC an annual fee, paid monthly, based on the average net assets of the Fund, as determined by valuations made as of the close of each business day of the month. For its fiscal year ending on March 31, 1998, and 1999, the Fund paid $42,419, and $47,718 in transfer agent fees. For the Fund's fiscal year ending March 31, 2000, the Fund Manager was responsible for paying servicing fees to DSC.

On May 11, 2000, the Company's Board of Directors approved the Fund Manager's selection of American Data Services, Inc., 150 Motor Parkway, Suite 109, Hauppage, NY 11788 ("ADS") to succeed DSC as transfer agent for the Fund. ADS will begin providing transfer agency services to the Fund beginning on October 1, 2000. As with DSC, the Fund Manager will be responsible for paying the fees charged by ADS.

                                 ADMINISTRATION

DSC also acts as Administrator to the Fund pursuant to a written agreement with the Company and Fund Manger. The Administrator supervises all aspects of the operations of the Fund except those performed by the Fund's investment Adviser under the Fund's investment advisory agreement. The Administrator is responsible for:

(a)  calculating the Fund's net asset value
(b) preparing and maintaining the books and accounts specified in Rule 31a-1 and 31a-2 of the Investment Company Act of 1940
(c) preparing financial statements contained in reports to stockholders of the Fund
(d)  preparing the Fund's federal and state tax returns
(e)  preparing reports and filings with the Securities and Exchange Commission
(f)  preparing filings with state Blue Sky authorities
(g)  maintaining the Fund's financial accounts and records

For the services to be rendered as Administrator, The Fund Manager pays DSC an annual fee, paid monthly, based on the average net assets of the Fund, as determined by valuations made as of the close of each business day of the month. For its fiscal year ending on March 31, 1998, and 1999, the Fund paid $60,000 and $30,082 in administration fees. For fiscal year ending March 31, 2000, the Fund Manager paid all fees charged by DSC for these services.

On May 11, 2000, the Company's Board of Directors approved the Fund Manager's selection of American Data Services, Inc., 150 Motor Parkway, Suite 109, Hauppage, NY 11788 ("ADS") to succeed DSC as administrator for the Fund. ADS will begin providing administration services to the Fund beginning on October 1, 2000. As with DSC, the Fund Manager will be responsible for paying the fees charged by ADS.

                 BROKERAGE ALLOCATION AND PORTFOLIO TRANSACTIONS

Subject to policies established by the Board of Directors of the Fund, the Investment Adviser is responsible for investment decisions and for the execution of the Fund's portfolio transactions. The Fund has no obligation to deal with any particular broker or dealer in the execution of transactions in portfolio securities. In executing such transactions, the Investment Adviser seeks to obtain the best price and execution for its transactions. While the Investment Adviser generally seeks reasonably competitive commission rates, the Fund does not necessarily pay the lowest commission.

Where best price and execution may be obtained from more than one broker or dealer, the Investment Adviser may, in its discretion, purchase and sell securities through dealers who provide research, statistical and other information to the Investment Adviser. Information so received will be in addition to and not in lieu of the services required to be performed by the Investment Adviser under the Sub-Advisory Agreement and the expenses of the Investment Adviser will not necessarily be reduced as a result of the receipt of such supplemental information. Although certain research, market and statistical information from brokers and dealers can be useful to the Fund and the Investment Adviser, the Investment Adviser has advised that such information is, in its opinion, only supplementary to the Investment Adviser's own research activities and the information must still be analyzed, weighed and reviewed by the Investment Adviser. During the fiscal year ended March 31, 1999, the Fund paid brokerage commissions of $14,000.

The Fund will not purchase securities from, or sell securities to, the Fund Manager or Investment Adviser. The Investment Adviser may take into account the sale of Fund shares by a broker in allocating brokerage transactions. It is anticipated that the Fund's annual portfolio turnover rate will not exceed 40%. The portfolio turnover rate is calculated by dividing the lesser of sales or purchases of portfolio securities by the average monthly value of the Fund's portfolio securities. For purposes of this calculation, portfolio securities exclude securities having a maturity when purchased of one year or less. The turnover rate has a direct effect on the transaction costs (including brokerage costs) to be borne by the Fund.

                                   DISTRIBUTOR

Declaration Distributors, Inc., 555 North Lane, Suite 6160, Conshohocken, PA 19428 ("DDI"), acts as the principal underwriter of the Fund's shares pursuant to a written agreement with the Fund and the Fund Manager, dated August 1, 1998. For the fiscal year ended March 31, 2000, DDI received a flat fee of $10,000 for these services.

                              INDEPENDENT AUDITORS

McCurdy & Associates, CPA's, Inc. 27955 Clemens Road, Westlake Ohio, 44145l served as the Company's independent auditors and audited the Fund's financial statements for its fiscal year ending on March 31, 2000 and has been selected to again serve in that capacity for the Fund's fiscal year ending March 31, 2001.

                                  LEGAL COUNSEL

David Jones & Assoc., P.C., 4747 Research Forest Drive, Suite 180, # 303, The Woodlands, TX 77381, has passed on certain matters relating to this Registration Statement and acts as counsel to the Company.

                               DISTRIBUTION PLANS

As noted in the Fund's Prospectus, the Fund has adopted plans pursuant to Rule 12b-1 under the 1940 Act (collectively, the "Plans") whereby the Fund pays 0.25% per annum of the Fund's average daily net assets for each of its share classes, and 0.75% per annum of the Fund's average daily net assets for its Class C shares, to the Fund Manager, Distributor, dealers and others, for providing personal service and/or maintaining shareholder accounts relating to the distribution of the Fund's shares. The fees are paid on a quarterly basis, based on the Fund's average daily net assets attributable to each class of shares.

Pursuant to the Plans, the Fund Manager is entitled to a fee each month for expenses incurred in the distribution and promotion of the Fund's shares, including but not limited to, printing of prospectuses and reports used for sales purposes, preparation and printing of sales literature and related expenses, advertisements, and other distribution-related expenses as well as any distribution or service fees paid to securities dealers or others who have executed a dealer agreement with the underwriter. Any expense of distribution in excess of authorized Plan fees will be borne by the Fund Manager without any additional payments by the Fund. You should be aware that it is possible that Plan accruals will exceed the actual expenditures by the Fund Manager for eligible services. Accordingly, such fees are not strictly tied to the provision of such services.

The Plans also provide that to the extent that the Fund, the Fund Manager, or other parties on behalf of the Fund, or the Fund Manager make payments that are deemed to be payments for the financing of any activity primarily intended to result in the sale of shares issued by the Fund within the context of Rule
12b-1, such payments shall be deemed to be made pursuant to the Plans. In no event shall the payments made under the Plans, plus any other payments deemed to be made pursuant to the Plans, exceed the amount permitted to be paid pursuant to the Conduct Rules of the National Association of Securities Dealers, Inc.,
Article III, Section 26(d)(4).

The Board of Directors has determined that a consistent cash flow resulting from the sale of new shares is necessary and appropriate to meet redemptions and to take advantage of buying opportunities without having to make unwarranted liquidations of portfolio securities. The Board therefore believes that it will likely benefit the Fund to have monies available for the direct distribution activities of the Adviser in promoting the sale of the Fund's shares, and to avoid any uncertainties as to whether other payments constitute distribution expenses on behalf of the Fund. The Board of Directors, including the non-interested Directors, has concluded that in the exercise of their reasonable business judgment and in light of their fiduciary duties, there is a reasonable likelihood that the Plans will benefit the Fund and its shareholders.

The Plans have been approved by the Funds' Board of Directors, including all of the Directors who are non-interested persons as defined in the 1940 Act. The Plans must be renewed annually by the Board of Directors, including a majority of the Directors who are non-interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Plans. The votes must be cast in person at a meeting called for that purpose. It is also required that the selection and nomination of such Directors be done by the non-interested Directors. The Plans and any related agreements may be terminated at any time, without any penalty: 1) by vote of a majority of the non-interested Directors on not more than 60 days' written notice, 2) by the Adviser on not more than 60 days' written notice, 3) by vote of a majority of the Fund's outstanding shares, on 60 days' written notice, and 4) automatically by any act that terminates the Advisory Agreement with the Adviser. The Adviser or any dealer or other firm may also terminate their respective agreements at any time upon written notice.

The Plans and any related agreement may not be amended to increase materially the amounts to be spent for distribution expenses without approval by a majority of the Fund's outstanding shares, and all material amendments to the Plans or any related agreements shall be approved by a vote of the non-interested Directors, cast in person at a meeting called for the purpose of voting on any such amendment.

The Fund Manager is required to report in writing to the Board of Directors of the Fund, at least quarterly, on the amounts and purpose of any payment made under the Plans, as well as to furnish the Board with such other information as may reasonably be requested in order to enable the Board to make an informed determination of whether the Plans should be continued.

                              FINANCIAL STATEMENTS

The financial statements of the Fund are incorporated herein by reference to the audited annual report of the Fund, dated March 31, 2000.

                                     PART C
                                OTHER INFORMATION

ITEM 23  EXHIBITS
-----------------

(a)  Articles of Incorporation.           Incorporated by reference from Initial
                                          Registration   Statement,   filed   on
                                          December 30, 1992.

(b)  Bylaws of Registrant                 Incorporated by reference from Initial
                                          Registration   Statement,   filed   on
                                          December 30, 1992.

(c)  Instruments Defining                 None [Not Applicable].
     Rights of Shareholders

(e)  Investment Advisory Agreements-
     (1)  Investment Advisory             Incorporated    by   reference    from
                                          Definitive  Proxy,  filed on September
                                          1, 1998 and  approved by  shareholders
                                          on September 30, 1998.
     (2)  Sub-Advisory Agreement          Incorporated    by   reference    from
                                          Definitive  Proxy,  filed on September
                                          1, 1998 and  approved by  shareholders
                                          on September 30, 1998.

(e)  Underwriting Contracts               Incorporated    by   reference    from
                                          Definitive  Proxy,  filed on September
                                          1, 1998 and  approved by  shareholders
                                          on September 30, 1998.

(f)  Bonus or Profit-Sharing              None [Not Applicable].
     Contracts

(g)  Custodian Agreement                  Incorporated    by   reference    from
                                          pre-effective  amendment # 4, filed on
                                          October 4, 1996.

(h)  Other Material Contracts
     (1)  Operating Services Agreement    Incorporated    by   reference    from
                                          Definitive  Proxy,  filed on September
                                          1, 1998 and  approved by  shareholders
                                          on September 30, 1998.
     (2)  Investment Services Agreement   Incorporated    by   reference    from
                                          Definitive  Proxy,  filed on September
                                          1, 1998 and  approved by  shareholders
                                          on September 30, 1998.

(i)  Opinion of Counsel                   Attached as Exhibit 23(I).

(j)  Other Opinions                       Incorporated  by  reference to Audited
                                          Annual  Report  of  Registrant,  dated
                                          March 31, 2000.

(k)  Omitted Financial Statements         None [Not Applicable].

(l)  Initial Capital Agreements           Incorporated    by   reference    from
                                          pre-effective  amendment # 4, filed on
                                          October 4, 1996.

(m)  Rule 12b-1 Plans                     Incorporated    by   reference    from
                                          Definitive  Proxy,  filed on September
                                          1, 1998 and  approved by  shareholders
                                          on September 30, 1998.

(n)  Financial Data Schedule              None [Not Applicable]

(o)  Rule 18f-3 Plan                      Incorporated    by   reference    from
                                          pre-effective  amendment # 4, filed on
                                          October 4, 1996.

(p)  Code of Ethics                       Attached as Exhibit 23(P).

ITEM 24  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT.
-----------------------------------------------------------------------

No person is directly or indirectly controlled by, or under common control with the Registrant.

ITEM 25 INDEMNIFICATION.
-----------------------

Section 2-418 of the General Corporation Law of Maryland authorizes the registrant to indemnify its directors and officers under specified circumstances. Section 7 of Article VII of the bylaws of the registrant (exhibit 2 to the registration statement, which is incorporated herein by reference) provides in effect that the registrant shall provide certain indemnification to its directors and officers. In accordance with section 17(h) of the Investment Company Act, this provision of the bylaws shall not protect any person against any liability to the registrant or its shareholders to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

ITEM 26 BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER.
-------------------------------------------------------------

The Adviser has no other business or other connections.

ITEM 27 PRINCIPAL UNDERWRITERS.
-------------------------------

Declaration   Distributors,   Inc.   ("DDI"),   555  North  Lane,   Suite  6160,
Conshohocken, PA 19428 currently serves as the Fund's principal underwriter. DDI is not affiliated with Registrant.

ITEM 28 LOCATION OF ACCOUNTS AND RECORDS.
-----------------------------------------

Declaration Services Company.
555 North Lane, Suite 6160
Conshohocken, PA

SBG Capital Management, Inc.
107 South Fair Oaks, Blvd., Suite 315
Pasadena, NC  91105

ITEM 29 MANAGEMENT SERVICES.
---------------------------

Declaration Services Company.
555 North Lane, Suite 6160
Conshohocken, PA

ITEM 30 UNDERTAKINGS.
--------------------

None.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Registration to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Pasadena and State of California on the 1st day of August, 2000.

     FOR THE SANTA BARBARA GROUP OF MUTUAL FUNDS, INC.
     (REGISTRANT)

     /s/ Steven W. Arnold                        /s/ John P. Odell
     -------------------------------             -------------------------------
     By:  Steven W. Arnold                       By:  John P. Odell
     Co-President and Co-Chairman                Co-President and Co-Chairman

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Name                                Title                         Date
--------------------------------------------------------------------------------

/s/ Steven W. Arnold                Co-President,                 August 1, 2000
---------------------------         Co-Chairman, Director
STEVEN W. ARNOLD

/s/ John P. Odell                   Co-President,                 August 1, 2000
---------------------------         Co-Chairman, Director
JOHN P. ODELL

/s/ Robert L. Bender                Director                      August 1, 2000
---------------------------
ROBERT L. BENDER

/s/ Harvey Marsh                    Director                      August 1, 2000
---------------------------
HARVEY MARSH

/s/ John W. Svendson                Director                      August 1, 2000
---------------------------
JOHN W, SVENDSON

/s/ Wayne Turkheimer                Director                      August 1, 2000
---------------------------
WAYNE TURKHEIMER

/s/ Glory Burns                     Director                      August 1, 2000
---------------------------
GLORY BURNS

                                  EXHIBIT INDEX

Exhibit No.          Exhibit
----------------------------
EX-23(I)             Opinion and Consent of Counsel
EX-23(P)             Code of Ethics

--------------------------------------------------------------------------------